Exhibit 99.1

NeuroSense Therapeutics to Ring Nasdaq Opening Bell and Host The ALS Combination Therapy Summit on October 13, 2022 in New York City

Investors and analysts interested in participating in the Summit via webinar may register here: LINK

CAMBRIDGE, Mass., October 12, 2022 -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a company developing treatments for severe neurodegenerative diseases, today announced its management team will participate in an Opening Bell Ceremony at the Nasdaq Stock Market on Thursday, October 13, 2022. Alon Ben Noon, NeuroSense’s CEO and Founder will lead the ceremony alongside the Company’s management, collaborators, and advisors. The ceremony will begin at approximately 9:20 a.m. ET and can be viewed live or via replay here: LINK

NeuroSense will host The ALS Combination Therapy Summit at 5 p.m. at the Nasdaq MarketSite at Times Square in New York City. Several ALS thought leaders will participate in the Summit including Ms. Indu Navar, CEO and Founder of EverythingALS, a patient-focused non-profit advancing assistive novel measurement tools for ALS biomarkers, and others.

The Summit will cover topics including:

●	Complexity of CNS Indications

●	Novel Technologies Targeting ALS Mechanisms

●	Digital Biomarkers as an Assistive Novel Tool to Monitor Patients’ Progress

●	Market Potential for an Innovative and Effective Therapy

●	Combination Therapies as Frontline Solutions

“With the ringing of Nasdaq’s opening bell, we celebrate the significant progress NeuroSense has made since going public on the Nasdaq just 10 months ago. We will host The ALS Combination Therapy Summit with the aim of advancing the scientific community’s understanding of this highly complex disease and examine how combination therapies can deliver improved and prolonged quality of life for people living with ALS,” Mr. Ben Noon stated. “We thank our investors, our collaborators, and the ALS community for their immense support.”

NeuroSense’s Phase IIb PARADIGM trial is currently enrolling patients to assess its lead drug candidate PrimeC’s efficacy as well as safety and tolerability in people living with ALS. Topline data are expected in mid-2023.

Investors and analysts interested in participating in the Summit via webinar may register here: LINK

About ALS

Amyotrophic lateral sclerosis (ALS) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 patients are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of patients with ALS is expected to grow 24% by 2040 in the U.S. and EU.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, a combination therapy for ALS, was granted Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). NeuroSense completed a Phase IIa clinical study which successfully met its safety and efficacy endpoints including reducing functional and respiratory deterioration and statistically significant changes in ALS-related biological markers indicating PrimeC’s biological activity. PrimeC’s upgraded formulation, which is a unique extended-release tablet, designed to maximize the synergism between the compounds, is now being evaluated in a Phase IIb clinical trial, PARADIGM, for the treatment of ALS.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding participation in conferences; the company’s PrimeC development program; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials; the nature, strategy and focus of the company and further updates with respect thereto; and the development and commercial potential of any product candidates of the company. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183

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